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                                                            OMB APPROVAL
                      UNITED STATES                    OMB Number:   3235-0058
           SECURITIES AND EXCHANGE COMMISSION          Estimated average
                 Washington, D.C. 20549                 burden hours per
                                                        response..........2.50
                       FORM 12b-25
                                                             SEC FILE NUMBER
               NOTIFICATION OF LATE FILING                       0-18114

                                                              CUSIP NUMBER
                                                                92825A107

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
                     [X] Form 10-Q  [ ] Form N-SAR

           For Period Ended:  December 31, 2000
           [ ]    Transition Report on Form 10-K
           [ ]    Transition Report on Form 20-F
           [ ]    Transition Report on Form 11-K
           [ ]    Transition Report on Form 10-Q
           [ ]    Transition Report on form N-SAR
           For the Transition Period Ended:  _______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 6 "Selected Financial Data";
Item 7 "Management's Discussion and Analysis"; Item 8 "Financial Statements and Supplemental Data" and Item 14, subparts 1 and 2 "Financial Statements" and "Financial Statement Schedules"
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PART I - REGISTRANT INFORMATION


VirtualFund.com, Inc.
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Full Name of Registrant

LaserMaster Technologies, Inc.
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Former Name if Applicable

6462 City West Parkway, Suite 175
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Address of Principal Executive Office (Street and Number)


Eden Prairie, MN  55344
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in Part
             |             III of this form could not be eliminated without
             |             unreasonable effort or expense;
             |
             |    (b)      The subject annual report, semi-annual report,
             |             transition report on Form 10-K, Form 20-F, 11-K, |X|
             |             Form N-SAR, or portion thereof, will be filed on or
        [X]  |             before the fifteenth calendar day following the
             |             prescribed due date; or the subject quarterly report
             |             of transition report on Form 10Q, or portion thereof
             |             will be filed on or before the fifth calendar day
             |             following the prescribed due date; and
             |
             |    (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11K, 10Q, NEAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

         See Attachment A
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael W. Schley                  (952)                 896-3393
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              (Name)                  (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                           [X] Yes   No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                          [x] Yes   No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.


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         VirtualFund.com, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 14, 2001            By   /s/ Michael Coughlin
      --------------------------      --------------------------------
                                      Michael Coughlin, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation ST or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation ST.
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                                  Attachment A
                                  ------------

     During the fiscal quarter ended December 30, 2000 the Company has gone through a restructuring due to the termination of the Chairman of the Board and Chief Executive Officer Mr. Melvin Masters. As the Company has previously publicly announced (and reported on Forms 8-K), litigation is now pending between the Company and Mr. Masters and between the Company and Manugistics. Additionally, the Board has determined that its prior business plan regarding the Company's business-to-business internet solution was not a viable product. This determination was made with the help of an outside consulting firm. The restructuring of continuing operations and the pending litigations will result in significant changes in financial condition and results of operations from the 10/31/00 year end and from the corresponding period of a year ago. The restructuring includes the closing of office locations, the termination of employees and the cost of product discontinuance.

     A reasonable estimate of the impact of these items on our financial condition and results of operations has not been made as of today as we continue to review and discuss with our legal counsel and auditors the impact of the restructuring and the potential liabilities related to such restructuring and related to the various outstanding litigations. The outcome of such review and our ultimate determination of the amounts to be recognized as discontinued operations and as loss reserve will likely have a significant impact on our financial condition and on our results of continuing operations. We anticipate completing this review and discussion with our counsel and auditors in the next few days.